Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

In millions of dollars

	Quarter	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended	Ended	Ended	Ended
	3/29/2015	12/28/2014	12/29/2013	12/30/2012	12/25/2011	12/26/2010
Earnings Available for Fixed Charges:

Income from operations, before income taxes, as reported	$188	$1,356	$559	$670	$653	$846
Add: Noncontrolling interest and income from unconsolidated equity investees	(5)	(166)	(46)	(24)	(11)	(17)

Income from operations, before income taxes, as adjusted	183	1,190	513	646	642	829
Add: Fixed charges	76	293	195	171	196	205
Add: Amortization of capitalized interest	—	2	2	2	2	2
Add: Distributed income of equity investees	9	186	54	39	44	51
Less: Interest capitalized	—	—	—	—	—	(1)
Less: Preferred returns	—	(1)	(1)	(1)	(2)	(7)

Total earnings available for fixed charges	$268	$1,670	$763	$857	$882	$1,079

Fixed Charges:

Interest on indebtedness, net of capitalized interest	$71	$273	$176	$150	$173	$173
Capitalized interest	—	—	—	—	—	1
Preferred returns to noncontrolling interest shareholders in consolidated subsidiaries	—	1	1	1	2	7
Portion of rents representative of interest factor	5	19	18	20	21	24

Total fixed charges	$76	$293	$195	$171	$196	$205

Ratio of earnings to fixed charges (A) (B)	3.5	5.7	3.9	5.0	4.5	5.3

(A)	Interest expense related to unrecognized tax benefits is recorded as a component of income tax expense and is excluded from both fixed charges and pretax income.
(B)	This ratio reflects TEGNA’s earnings and fixed charges when it included the operations of Gannett SpinCo, which TEGNA distributed 98.5% on June 29, 2015. Had TEGNA removed the discontinued operations of Gannett SpinCo from the amounts presented above, the ratio of earnings to fixed charges would be 2.7 for the quarter ended March 29, 2015 and 4.5, 1.7 and 2.5 for the fiscal years ended December 28, 2014, December 29, 2013 and December 30, 2012, respectively.